Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APPLETON PAPERS INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

THE UNDERSIGNED, being the Chief Executive Officer of Appleton Papers Inc., a

Delaware corporation, does hereby certify as follows:

FIRST: That the Second Amended and Restated Certificate of Incorporation is hereby amended so that Article I shall be deleted as it now exists and the following new Article First shall read:

“Article I: The name of the Corporation is Appvion, Inc. (hereinafter the “Corporation”).”

SECOND: That such amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by resolutions of the board of directors and the stockholders of the corporation.

IN WITNESS WHEREOF, I have hereunto set my hand.

Dated: May 9, 2013

/s/ Mark R. Richards
Mark R. Richards